Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

22 December 2014

PRIMA BIOMED ANNOUNCES IMMUTEP’S IMP321 PATENT APPLICATION

RECEIVES CANADIAN PATENT OFFICE NOTICE OF GRANT

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) is pleased to announce that it has received a Notice of Grant from the Canadian Patent Office for Patent application CA 2,732,570 entitled “Use of MHC class II Ligands as Adjuvants for Vaccination and of LAG-3 in Cancer Treatment”. This patent is licensed from the Institute Gustave Roussy and Merck Serono SA.

The patent provides protection for the composition and use of MHC class II ligands (such as soluble recombinant LAG-3Ig [IMP321] or derivatives thereof, and CD4) to induce an antigen specific response against cancer. This immunity is T cell dependent and allows the use of LAG-3 alone or in combination with a cancer antigen for the treatment of cancer.

Professor Frédéric Triebel, newly appointed Chief Scientific Officer and Chief Medical Officer of Prima BioMed commented: “This patent is important for providing the background basis for using IMP321 to boost a patient’s anti-cancer response after receiving chemotherapy.”

In 2014, Immutep completed a Phase II chemoimmunotherapy trial combining IMP321 with first line chemotherapy for metastatic breast cancer (“MBC”) and is now in partnership with Chinese pharma company, Eddingpharm. Eddingpharm has exclusively sub-licensed IMP321 for development in China and Taiwan, while Prima will develop IMP321 in the rest of the world.

About LAG-3/IMP321

Immunotherapy is a process whereby a disease such as cancer is treated by either activating or suppressing components of the immune system to generate a response. LAG-3, or Lymphocyte Activation Gene 3, is able to stimulate and in other cases inhibit an immune response, through involvement in a number of immune pathways. Immutep’s lead product IMP321 (a LAG-3Ig fusion protein) works by binding to a receptor on antigen presenting cells (APC’s) such as dendritic cells to activate them. The APC’s are important for showing cancer antigens to T cells and activating them to destroy cancer cells. IMP321 is a first-in-class APC activator.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders. Following the acquisition of Immutep SA, Prima owns a number of different immunotherapy products in preclinical and clinical development. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889